LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.
TORRE OPTIMA
PASEO DE LAS PALMAS 405, 5TH FLOOR
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO
TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG


03050679

April 30, 2003


RECD S.E.C.
MAY 2 1 2003

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English translation of the quarterly financial report for the Fourth Quarter of 2002 provided to the Mexican Stock Exchange *(Bolsa Mexicana de Valores)* (the "BMV").

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

dw 5/27

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours truly,



Gisele L. Bonnici

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Jorge Martínez (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

(A)

STOCK EXCHANGE CODE: **POSADAS** Quarter: 4 Year: 2002

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**9,343,719**	100	**9,324,685**	100
2	**CURRENT ASSETS**	**1,153,298**	**12**	**997,797**	**11**
3	CASH AND SHORT-TERM INVESTMENTS	242,808	3	181,192	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	421,693	5	383,679	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	397,713	4	398,290	4
7	OTHER CURRENT ASSETS	91,084	1	34,636	0
8	**LONG-TERM**	**236,812**	**3**	**260,221**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	100,614	1	69,944	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	40,274	0	46,678	1
11	OTHER INVESTMENTS	95,924	1	143,599	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**7,182,810**	**77**	**7,212,048**	**77**
13	PROPERTY	8,581,063	92	8,307,882	89
14	MACHINERY AND INDUSTRIAL	1,336,218	14	1,438,119	15
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	2,813,318	30	2,618,862	28
17	CONSTRUCTION IN PROGRESS	78,847	1	84,909	1
18	**DEFERRED ASSETS (NET)**	**770,799**	**8**	**854,619**	**9**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**5,645,650**	100	**5,619,550**	100
21	**CURRENT LIABILITIES**	**1,361,017**	**24**	**1,182,379**	**21**
22	SUPPLIERS	360,349	6	255,407	5
23	BANK LOANS	724,469	13	536,666	10
24	STOCK MARKET LOANS	0	0	117,862	2
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	276,199	5	272,444	5
27	**LONG-TERM LIABILITIES**	**3,092,577**	**55**	**3,123,739**	**56**
28	BANK LOANS	2,368,977	42	2,469,979	44
29	STOCK MARKET LOANS	723,600	13	653,760	12
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,132,586**	**20**	**1,264,091**	**22**
32	**OTHER LIABILITIES**	**59,470**	**1**	**49,341**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**3,698,069**	100	**3,705,135**	100
34	**MINORITY INTEREST**	**1,103,329**	**30**	**1,129,260**	**30**
35	**MAJORITY INTEREST**	**2,594,740**	**70**	**2,575,875**	**70**
36	**CONTRIBUTED CAPITAL**	**2,157,950**	**58**	**2,191,665**	**59**
37	PAID-IN CAPITAL STOCK (NOMINAL)	494,825	13	494,572	13
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,319,980	36	1,349,772	36
39	PREMIUM ON SALES OF SHARES	205,268	6	206,320	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	137,877	4	141,001	4
41	**CAPITAL INCREASE (DECREASE)**	**436,790**	**12**	**384,210**	**10**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,229,251	33	1,133,171	31
43	REPURCHASE FUND OF SHARES	107,304	3	140,194	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(905,290)	(24)	(974,587)	(26)
45	NET INCOME FOR THE YEAR	5,525	0	85,432	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 4 YEAR:2002
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**242,808**	**100**	**181,192**	**100**
46	CASH	59,171	24	37,247	21
47	SHORT-TERM INVESTMENTS	183,637	76	143,945	79
18	**DEFERRED ASSETS (NET)**	**770,799**	**100**	**854,619**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	232,312	30	336,963	39
49	GOODWILL	117,038	15	119,133	14
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	421,449	55	398,523	47
21	**CURRENT LIABILITIES**	**1,361,017**	**100**	**1,182,379**	**100**
52	FOREING CURRENCY LIABILITIES	644,826	47	503,912	43
53	MEXICAN PESOS LIABILITIES	716,191	53	678,467	57
24	**STOCK MARKET LOANS**	**0**	**100**	**117,862**	**100**
54	COMMERCIAL PAPER		0	117,862	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**276,199**	**100**	**272,444**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	276,199	100	272,444	100
27	**LONG-TERM LIABILITIES**	**3,092,577**	**100**	**3,123,739**	**100**
59	FOREING CURRENCY LIABILITIES	2,001,435	65	2,454,863	79
60	MEXICAN PESOS LIABILITIES	1,091,142	35	668,876	21
29	**STOCK MARKET LOANS**	**723,600**	**100**	**653,760**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	723,600	100	653,760	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**1,132,586**	**100**	**1,264,091**	**100**
65	NEGATIVE GOODWILL	6,635	1	23,448	2
66	DEFERRED TAXES	1,106,705	98	1,168,124	92
67	OTHERS	19,246	2	72,519	6
32	**OTHER LIABILITIES**	**59,470**	**100**	**49,341**	**100**
68	RESERVES	59,470	100	49,341	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(905,290)**	**100**	**(974,587)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(5,166,709)	(571)	(4,986,015)	(512)
71	INCOME FROM NON-MONETARY POSITION ASSETS	4,261,419	471	4,011,428	412

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 4 YEAR: 2002
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(207,719)	(184,582)
73	PENSIONS FUND AND SENIORITY PREMIUMS	7,671	14,883
74	EXECUTIVES (*)	192	221
75	EMPLOYERS (*)	2,768	2,584
76	WORKERS (*)	3,235	3,297
77	CIRCULATION SHARES (*)	498,838,889	498,586,889
78	REPURCHASED SHARES (*)	1,369,185	1,621,185

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,822,994**	**100**	**3,695,580**	**100**
2	COST OF SALES	2,845,082	74	2,675,800	72
3	**GROSS INCOME**	**977,912**	**26**	**1,019,780**	**28**
4	OPERATING	408,287	11	371,215	10
5	**OPERATING INCOME**	**569,625**	**15**	**648,565**	**18**
6	TOTAL FINANCING COST	400,965	10	205,836	6
7	**INCOME AFTER FINANCING COST**	**168,660**	**4**	**442,729**	**12**
8	OTHER FINANCIAL OPERATIONS	65,677	2	74,845	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**102,983**	**3**	**367,884**	**10**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	63,722	2	174,188	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**39,261**	**1**	**193,696**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,470	0	2,842	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**40,731**	**1**	**196,538**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	75,984	2
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**40,731**	**1**	**120,554**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	(32)	0	2,535	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**40,763**	**1**	**118,019**	**3**
19	NET INCOME OF MINORITY INTEREST	35,238	1	32,587	1
20	**NET INCOME OF MAJORITY INTEREST**	**5,525**		**85,432**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**3,822,994**	**100**	**3,695,580**	**100**
21	DOMESTIC	3,316,838	87	3,089,913	84
22	FOREIGN	506,156	13	605,667	16
23	TRANSLATED INTO DOLLARS (***)	48,485	1	58,018	2
6	**TOTAL FINANCING COST**	**400,965**	**100**	**205,836**	**100**
24	INTEREST PAID	327,633	82	421,906	205
25	EXCHANGE LOSSES	727,473	181	114,576	56
26	INTEREST EARNED	10,352	3	9,058	4
27	EXCHANGE PROFITS	463,095	115	186,303	91
28	GAIN DUE TO MONETARY POSITION	(180,694)	(45)	(135,285)	(66)
8	**OTHER FINANCIAL OPERATIONS**	**65,677**	**100**	**74,845**	**100**
29	OTHER NET EXPENSES (INCOME) NET	65,677	100	74,845	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**63,722**	**100**	**174,188**	**100**
32	INCOME TAX	61,342	96	47,382	27
33	DEFERED INCOME TAX	2,380	4	126,806	73
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 4 YEAR 2002
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,861,354	3,741,305
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,822,994	3,695,580
39	OPERATION INCOME (**)	569,625	648,565
40	NET INCOME OF MAYORITY INTEREST(**)	5,525	85,432
41	NET CONSOLIDATED INCOME (**)	40,763	118,019

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**40,763**	**118,019**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	397,755	232,982
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**438,518**	**351,001**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	20,086	(113,306)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**458,604**	**237,695**
6	CASH FLOW FROM EXTERNAL FINANCING	(70,955)	(101,009)
7	CASH FLOW FROM INTERNAL FINANCING	(4,913)	(110,310)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(75,868)**	**(211,319)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(321,120)**	**(91,454)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	61,616	(65,078)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	181,192	246,270
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	242,808	181,192

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**397,755**	**232,982**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	324,911	316,562
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	335,407	(63,296)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(225,673)	(94,313)
17	+ (-) OTHER ITEMS	(36,890)	74,029
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**20,086**	**(113,306)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(38,014)	(5,947)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(4,278)	(5,633)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(56,448)	(13,150)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	104,942	33,327
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	13,884	(121,903)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(70,955)**	**(101,009)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,267,942	2,978,453
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(2,338,897)	(3,079,462)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(4,913)**	**(110,310)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	4,342
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(4,913)	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(114,652)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(321,120)**	**(91,454)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(78,476)	(20,032)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(150,427)	174,468
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(23,904)	(85,295)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(68,313)	(160,595)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2002**

GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	1.07 %	3.19 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	0.21 %	3.32 %
3	NET INCOME TO TOTAL ASSETS (**)	0.44 %	1.27 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	443.28 %	114.63 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.41 times	0.40 times
7	NET SALES TO FIXED ASSETS (**)	0.53 times	0.51 times
8	INVENTORIES ROTATION (**)	7.15 times	6.72 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	35 days	32 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.58 %	11.17 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.42 %	60.27 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.53 times	1.52 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	46.87 %	52.65 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	43.06 %	43.31 %
15	OPERATING INCOME TO INTEREST PAID	1.74 times	1.54 times
16	NET SALES TO TOTAL LIABILITIES (**)	0.68 times	0.66 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.85 times	0.84 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.56 times	0.51 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.20 times	0.18 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	17.84 %	15.32 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	11.47 %	9.50 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.53 %	(3.07) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.40 times	0.56 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	93.52 %	47.80 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	6.48 %	52.20 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	46.84 %	(190.77)

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.01		$ 0.18	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.13	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.14		$ 1.24	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.14	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 5.20		$ 5.17	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.87	times	1.16	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	450.00	times	33.33	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: INCLUDED IN THE INTEREST PAID IN THE LOST FOR RESTATEMEN OF INVESTMENT UNITS, AMOUNTING IN DECEMBER 2002 TO $10,181 AND TO DECEMBER 2001 TO $10,691.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

Total Revenues.

In the fourth quarter of 2002, total revenues increased by 12% compared to the same quarter of 2001. This increase is mainly attributed to an 83% rise in sales of the Vacation Club, within the Other Businesses division. It's worth pointing out that for the full year, sales in this business unit reached US$ 60M, contributing with 19% of the Company's total revenues. As in previous quarters, the strong growth posted by the Vacation Club unit has partially offset the still slow recovery of the hotel business resulting from the difficult economic environment that prevailed during 2002.

Corporate Expenses

During 2002 the Company has been continuosly evaluating and investing on a new corporate structure aiming at increasing productivity at both the corporate and hotel level. As a result of this, during the 4Q02 corporate expenses increased 165% compared to the same period of last year.

Operating Profit

Despite the fact that the contribution of the Company's three divisions (Hotels, Management and Other Businesses) advanced by 8.1% during the fourth quart[illegible] 2002, the [illegible]erating profit decreased by 3.9%.

This is a result of the higher corporate expenses mentioned above and, in addition, a lower goodwill, since the goodwill generated by the acquisition of the Fiesta Americana Hacienda Galindo hotel in 1996 was fully amortized during 4Q02.

Owned Hotels

During the quarter, coastal properties increased its occupancy rates by 1 pp and showed a 5% rise in their average daily rates (ADR). Although the point of comparison is low because of the impact of September 11th on coastal destinations in the last quarter of 2001, the fourth quarter of 2002 was itself marked by some factors that prevented a greater recovery at coastal properties.

First, at the beginning of the quarter Hurricane Isidore hit the Yucatan peninsula, where the Company operates more than 2,000 rooms; and, second, the Fiesta Americana Condesa Cancun and FA Cancun were under an extensive remodeling program, therefore their room inventory decreased when compared to the same quarter of 2001.

In urban hotels, the efforts undertaken during the year aiming at reducing costs have compensated both the lower demand observed in the business travel segment and the growth in room supply in some cities. Despite the 5% drop in revenue per available room (REVPAR), the operating margins remained stable at 37.6% from 37% in the 4Q01.

Management

Revenues from this division are directly linked to the performance of the chain's hotels, since they constitute the fees they pay to the Company to operate them. Therefore, the factors mentioned in the previous section caused a decrease of 4.7% in management revenues in the fourth quarter. However, the drop was partially compensated with the opening of the Fiesta Inn Tampico, Fiesta Americana Suites Zona Rosa and Caesar Business Nova Lima, as well as to the favorable positioning of the FA Grand Chapultepec hotel, which opened at the end of the third quarter 2001.

Integral Cost of Financing

The exchange rate loss is the result of the 2.1% depreciation of the peso against the dollar during the quarter, which compares to a 3.6% appreciation during the same quarter of 2001.

Interest paid during the quarter decreased by 15.6% compared to the 4Q01, due to a drop of the dollar-denominated debt cost from 8% to 6%. With this, the interest coverage (measured as EBITDA divided by interest expense) improved from 2.3 times in the fourth quarter of 2001 to 2.8 times at the end of 2002.

Debt

During 2002 total debt was reduced by US$ 21.8 M and the debt mix was in average 67%/33% (USD/pesos).

Other Events

In 2002 the Company signed 22 contracts to either operate or lease hotels, making it the most productive year in Posadas history with respect to development achievements. This, together with those signed before 2002, add up to a total of 37 hotels currently under development. This represents a total investment of US$ 376 M, of which Posadas will spend US$ 26 M for the next 3 years.

Significant accounting policies:

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of Grupo Posadas, S.A. de C.V. and those of the subsidiaries that the Company controls.

Hotels owned and leased by the Company pay to Grupo Posadas, S.A. de C.V. a management fee on a similar basis as hotels managed but not owned by the Company. With the purpose of showing the results of its hotel operation and hotel management fees, brand and other with the revenues and costs of these types of businesses, the Company decided not to eliminate these operations in the preparation of its consolidated statements of income, which does not affect operating income.

Acquisition of businesses-

Participation in the results and changes in net worth of those subsidiaries that are purchased or sold, are included in the financial statement from or through the date on which the transactions are carried out, expressed in currency with purchasing power as of yearend.
Net excess of book value over the cost of acquisition of the subsidiaries, is recognized in income over a five-year period, and is presented as "amortization of goodwill from acquisition of businesses, net" in the accompanying statement of income.

Basis of preparation-

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies of the Company are as follows:

Recognition of the effects of inflation-
The Company restates its consolidated financial information in terms of the purchasing power of the Mexican pesos as of the most recent period en in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding period including the translation effect. Consequently, all consolidated financial statement amounts are comparable, both for the current and the prior years, since all are stated in terms of Mexican pesos of the same purchasing power.

Marketable securities-
These are primarily money market accounts, valued at market.

Inventories and operation costs-
Inventories and their related cost are valued at average cost, which due to their high turnover is similar to replacement cost.

Long-term investments-
Long-term investments where de Company does not have significant influence are valued at cost of acquisition, and are restated based on the National Consumer Price Index (NCPI), but not in excess of realizable value. Realizable value is determined based on the latest available audited financial statements.

Property and equipment-
Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values determined by independent appraisers.
Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of yearend.
The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

Employee benefits-
According to the Mexican labor law, Mexican companies are liable for separation payments and seniority premiums to employees terminating under certain circumstances. In addition, beginning in 1996, the Company established a pension plan covering the retirement of its executives.
The policy of the Company is to record separation payments in the results of the period in which they are incurred. The liability for seniority premiums is recorded as it accrues, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations to the estimated retirement date of the Company's employees.

Stockholders´ equity restatement-
Stockholders equity is restated by applying the factors derived from the NCPI to present capital stock and other capital in terms of the purchasing power at the latest yearend from the date of contribution or generation.
The cumulative effect of restatement is mainly comprised by the translation effect of foreign subsidiaries, and from the result from holding no monetary assets of prior years and their corresponding restatement.

Recognition of revenue-
Revenues from the hotel operation and management services are recognized when services are rendered. The revenues form the Vacation Club operation is recognized when the contract is formalized and the corresponding down payment is collected.

Restatement of revenues and expenses-
Revenues and expenses are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Integral financing cost-
This consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend.
The gain from monetary position, which results from the deterioration of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary liabilities at the beginning of each month the inflation factor derived from the NCPI and is restated at yearend with the corresponding factor.

Other related businesses-
Include principally revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, Vacation Club intervals, distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

Majority income per share-
Majority income per share is determined by diving the majority net income by the weighted average number of common shares outstanding.
Diluted income per share is determined by adding 1)the yield attributable to convertible bonds and contracts to the above-mentioned income, and 2) to the weighted average outstanding shares the weighted average of obligations outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligations and bond issuance contracts.

Statements of changes in financial position-
Present changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos of the most recent yearend.

Financial instruments-
The Company records all the effects of contracted financial instruments as assets or liabilities. The financial instruments that have been designated and that function effectively as hedging against the effects of certain risks or other financial instruments, will affect the assets, liabilities, transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the integral financing result in each accounting period.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SUBHOLDING CO	1	99.99	2,581,844	3,513,031
2 POSADAS DE MEXICO S.A. DE C.V.	HOTEL ADMINISTRATION	1	99.99	96,947	1,023,520
3 HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE CO	1	99.99	84,073	318,147
4 PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	132,085
5 FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97	52,564	188,805
6 INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	47,460	94,776
7 POSADAS USA, INC	HOTEL ADMINISTRATION	1	99.99	34,563	68,120
8 DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	16,240	24,620
9 COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	PRODUCT DISTRIBUTION	1	99.99	9,889	8,647
10 OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA OPERATIONS	1	75.00	188	177
11 SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT, PLANNING AND SUPERVISION	1	99.99	12,180	8,118
12 HOTELERA PANAMERICANA, S.A. DE C.V.	ADMINISTRATIVE SERVICES	1	99.99	1,209	0
13 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)	8	1	0.00	194,972	30,257
TOTAL INVESTMENT IN SUBSIDIARIES				**3,389,426**	**5,410,303**
ASSOCIATEDS					
1 INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATIONS	7,500	25.00	3,800	18,345
2 INMOBILIARIA FIESTA LA NORIA, S.A. DE C.V.	HOTEL OPERATIONS	58,496	20.00	14,586	12,168
3 INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATIONS	2,394,566	9.20	103	4,741
4 RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL OPERATIONS	24,551,107	1.91	0	2,593
5 TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL OPERATIONS	1,648,071	0.49	0	70
6 OTRAS ASOCIADAS (4) (No. DE ASOC.:)	2	1	0.00	65	2,357
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**18,554**	**40,274**
OTHER PERMANENT INVESTMENTS					**95,924**
TOTAL					**5,546,501**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
NOTES					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2002**

GRUPO POSADAS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,925,535	491,086	1,434,449	4,935,354	1,600,686	4,769,117
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	27,464	15,410	12,054	12,384	9,741	14,697
OFFICE EQUIPMENT	647,730	276,699	371,031	536,867	323,217	584,681
COMPUTER EQUIPMENT	56,434	46,841	9,593	55,341	49,639	15,295
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,657,163**	**830,036**	**1,827,127**	**5,539,946**	**1,983,283**	**5,383,790**
NOT DEPRECIATION ASSETS						
GROUNDS	635,946	0	635,946	1,084,227	0	1,720,173
CONSTRUCTIONS IN PROCESS	73,521	0	73,521	5,326	0	78,847
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**709,467**	**0**	**709,467**	**1,089,553**	**0**	**1,799,020**
TOTAL	**3,366,630**	**830,036**	**2,536,594**	**6,629,499**	**1,983,283**	**7,182,810**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
DEG	30/05/2006	6.81	0	0	0	0	0	0	0	0	0	6,336	6,336	6,336	3,279	0
INTERNATIONAL FINANCE CORP	15/07/2006	9.00	0	0	0	0	0	0	0	0	0	48,438	48,438	48,438	22,549	0
INTERNATIONAL FINANCE CORP	15/06/2012	5.41	0	0	0	0	0	0	0	0	0	27,472	27,472	27,472	27,472	151,095
BANCOMEXT	13/02/2009	5.99	0	0	0	65,427	65,427	274,213	65,427	163,569	0	0	0	0	0	0
BANCOMEXT	19/08/2009	5.49	0	0	0	34,400	34,400	34,400	34,400	57,689	0	0	0	0	0	0
BANCOMEXT	29/08/2005	6.38	0	0	0	21,923	21,923	16,442	0	0	0	0	0	0	0	0
BANAMEX	17/08/2008	5.93	0	0	0	0	104,393	104,393	104,393	208,786	0	0	0	0	0	0
SCOTIABANK INVERLAT	04/09/2007	5.31	0	0	0	2,008	8,032	8,032	8,032	86,347	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/07/2011	5.66	0	0	0	0	0	0	0	0	0	29,320	11,379	11,379	11,379	166,873
BBVA BANCOMER		0.00	2,500	5,000	0	9,761	9,239	7,673	5,585	8,743	0	0	0	0	0	0
VARIOS		0.00	38,907	228,042	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
CALIFORNIA COMMERCE BANK	05/09/2003	7.88	0	0	0	0	0	0	0	0	0	156,590	0	0	0	0
BANCO ARABE ESPAÑOL	01/12/2003	1.47	0	0	0	0	0	0	0	0	0	26,839	0	0	0	0
VARIOS	12/09/2004	0.00	0	134,500	0	55,298	0	0	0	0	0	0	0	0	0	0
BANAMEX			199,250	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			240,657	367,542	0	188,817	243,414	445,153	217,837	525,134	0	294,995	93,625	93,625	64,679	317,968
PRIVATE PLACEMENTS																
UNSECURED DEBT																
VALUE	16/02/2006	11.19	0	300,000	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	07/07/2006	11.83	0	250,000	0	0	0	0	0	0	0	0	0	0	0	0
FINAMEX	02/12/2004	12.77	0	173,600	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	723,600	0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
Proveedores servicios			117,904	0	0	0	0	0	0	0	0	2,154	0	0	0	0
Proveedores Mercancias			201,939	0	0	0	0	0	0	0	0	38,352	0	0	0	0
TOTAL SUPPLIERS			319,843	0	0	0	0	0	0	0	0	40,506	0	0	0	0
OTROS PASIVOS CIRCULANTES			155,691	0	0	0	0	0	0	0	0	120,508	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			155,691	0	0	0	0	0	0	0	0	120,508	0	0	0	0
			716,191	1,091,142	0	188,817	243,414	445,153	217,837	525,134	0	456,009	93,625	93,625	64,679	317,968

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	74,034	772,863	0	0	772,863
TOTAL	**74,034**	**772,863**			**772,863**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	1,824	19,038	0	0	19,038
TOTAL	**1,824**	**19,038**			**19,038**
NET BALANCE	**72,210**	**753,825**			**753,825**
FOREING MONETARY POSITION					
TOTAL ASSETS	**69,484**	**725,361**	**23,355**	**243,814**	**969,175**
LIABILITIES POSITION	**183,491**	**1,915,511**	**70,000**	730,749	**2,646,260**
SHORT TERM LIABILITIES POSITION	42,374	442,352	19,395	202,473	644,825
LONG TERM LIABILITIES POSITION	141,117	1,473,159	50,605	528,276	2,001,435
NET BALANCE	**(114,007)**	**(1,190,150)**	**(46,645)**	(486,935)	**(1,677,085)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2002**

GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

1) EXCHANGE RATE 1 USD 10.4393 MEXICAN PESOS
2) INCLUDES FOREIGN SUBSIDIARIES
3) REGARDING THE TRADE BALANCE IN FOREIGN EXCHANGE, WITHING THE INCOME SECTION ARE INCLUDED THE MANAGED HOTELS THAT ARE NOT OWNED BY THE COMPANY, BUY AS A GROUP, WE MUST RECORD THEM UNDER THE CONCEPT.
THIS MOUNT (FOREIGN EXCHANGE INCOME) DIFFERS FROM THE ONE REPORTED IN THE INCOME STATEMENT, SPECIFICALLY WITHIN FOREIGN NET SALES, BECAUSE THE INCOME STATEMENT INCLUDES ONLY THOSE HOTELS OWNED BY THE COMPANY WHERE IT HAS EFFECTIVE CONTROL OVER MANAGEMENT.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,398,315	4,005,764	2,607,449	0.92	23,989
FEBRUARY	1,395,494	4,042,810	2,647,316	0.00	(1,588)
MARCH	1,465,519	4,065,211	2,599,693	0.51	13,258
APRIL	1,456,923	4,002,921	2,545,998	0.55	14,003
MAY	1,467,119	4,063,935	2,596,816	0.20	5,194
JUNE	1,516,560	4,118,387	2,601,828	0.49	12,749
JULY	1,472,428	4,124,068	2,651,640	0.29	7,690
AUGUST	1,498,592	4,122,242	2,623,650	0.38	9,970
SEPTEMBER	1,570,633	4,194,923	2,624,290	0.60	15,746
OCTOBER	1,496,540	4,185,463	2,688,923	0.44	11,831
NOVEMBER	1,481,212	4,127,387	2,646,175	0.81	21,434
DECEMBER	1,466,435	4,075,614	2,609,178	0.44	11,480
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	34,938
OTHER	0	0	0	0.00	0
TOTAL					**180,694**

NOTES

THE RESULT OF THE MONETARY POSITION FOR THE COMPANIES LOCATED IN U.S.A., BRAZIL AND ARGENTINA IS CONSIDERED WITHIN THE FOREIGN SUBSIDIARIES ITEM TAKEING INTO ACCOUNT THE INFLATION OF THE CORREPONDING COUNTRY B-15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA / NON APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA / NON APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
HOTELES CAESAR PARK	GRAND TURISM HOTELS	503,795	53
HOTELES FIESTA AMERICANA	GRAND TURISM HOTELS AND FIVE STARS HOTELS	4,462,688	60
HOTELES FIESTA INN	FOUR STARS HOTELS BUSSINESS CLASS	1,274,443	62
HOTELES HOLIDAY INN	FOUR STARS HOTELS	199,285	73
HOTELES THE EXPLOREAN	ADVENTURE FIVE STARS HOTELS	102,571	10

NOTES

CAESAR PARK HOTELS 2 LOCATED IN BRAZIL AND 1 ARGENTINA.
FIESTA AMERICANA HOTELS, 10 LOCATED IN MEXICO.
FIESTA INN HOTELS, 14 LOCATED IN MEXICO.
HOLIDAY INN HOTELS, 5 LOCATED IN USA
THE EXPLOREAN HOTELS, 2 LOCATED IN MEXICO.

THE HOTELS MENTIONED ABOVE ARE THOSE IN WHICH THE COMPANY HOLDS MANAGEMENT CONTROL.
CAPACITY IS REPRESENTED BY NET REPLACEMENT VALUE AND THE PERCENTAGE IS ITS UTILIZATION LEVEL.

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA / NON APPLICABLE					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
OPERACION HOTELERA / HOTEL OPERATION				3,316,838		FIESTA AMERICANA FIESTA INN THE EXPLOREAN	PUBLICO EN GENERAL PUBLICO EN GENERAL
TOTAL				3,316,838			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
OPERACION HOTELERA / HOTEL OPERATION				506,156		CAESAR PARK HOLIDAY INN	PUBLICO EN GENERAL
TOTAL				506,156			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 111,226,717

Number of shares Outstanding at the Date of the NFEA: — 500,208,074
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
III	III	500,208,074.00	11/09/2002	265,800.00
IV	III	500,208,074.00	22/10/2002	17,704.00
IV	III	500,208,074.00	30/11/2002	5,285,063.00
IV	III	500,208,074.00	02/12/2002	24,520.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 — 123,128,632

Number of shares Outstanding at the Date of the NFEA: — 500,208,074
(Units)

STOCK EXCHANGE COI **POSADAS** QUARTER: **1** YEAR: **1997**
GRUPO POSADAS, S.A. DE C.V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	111,226,717
Number of shares Outstanding at the Date of the NFEA : (Units)	500,208,074

STOCK EXCHANGE COI POSADAS QUARTER: 4 YEAR: 2002
RAZON SOCIAL: **GRUPO POSADAS, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO **31** OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	390,093,677		390,093,677		386,080	
L		0	108,745,212			108,745,212	108,745	
TOTAL			**498,838,889**	**0**	**390,093,677**	**108,745,212**	**494,825**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
498,838,889
SHARES PROPORTION BY :

CPO'S : 9.15% SERIE A
UNITS : 0
ADRS's : 0.40% SERIE A, 0.05% SERIE L
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	1,163,542	5.62700	4.50000
L	205,643	4.16200	4.00000

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **31** OF **DECEMBER** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
FINANCE VICEPRESIDENT

L.C. FERNANDO LOPEZ VAZQUEZ
ADMINISTRATIVE DIRECTOR

MEXICO, D.F., AT FEBRUARY 20 OF 2003

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: INCLUDED IN THE INTEREST PAID IN THE LOST FOR RESTATEMEN OF INVESTMENT UNITS, AMOUNTING IN DECEMBER 2002 TO $10,181 AND TO DECEMBER 2001 TO $10,691.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS

Date: 02/20/2003 17:24

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	mborja@posadas.com.mx
INTERNET ADDRESS	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	PRESIDENT OF THE BOARD OF DIRECTORS
TITLE:	PRESIDENT
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	NOT APPLICABLE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS Date: 02/20/2003 17:24

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICEPRESIDENT OF FINANCES
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	VICEPRESIDENT OF FINANCES
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF ADMINISTRATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS

Date: 02/20/2003 17:24

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	VACANT
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx